SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Echelon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

Stock Appreciation Rights

(Title of Class of Securities)

27874N105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kathleen B. Bloch, Esq.

Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126

(408) 938-5200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.

Page Mailliard, Esq.

John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,653,678.57	$300.79 (1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock appreciation rights to purchase 6,513,246 shares of common stock of Echelon Corporation having an aggregate value of $7,653,678.57 as of November 18, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.
(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 2 TO ISSUER TENDER OFFER STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 19, 2008 (“Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 24, 2008, relating to an offer by Echelon Corporation, a Delaware corporation (“Echelon” or the “Company”), to exchange (the “Exchange Offer”) certain options and stock appreciation rights (“SARs”) to purchase up to an aggregate of 6,513,246 shares of the Company’s common stock, that were granted to eligible employees under the Company’s 1997 Stock Plan and which remained outstanding and unexercised as of the expiration date of December 17, 2008 (the “Eligible Awards”).

This Amendment No. 2 is made to report the results of the Exchange Offer. The Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired on December 17, 2008 at 9:00 p.m. Pacific Time. The Company accepted for cancellation options and SARs to purchase 4,662,726 shares of the Company’s common stock (2,712,798 shares underlying the cancelled options and 1,949,928 shares underlying the cancelled SARs), which were cancelled as of December 17, 2008. We have issued new SARs to purchase up to 3,243,690 shares of the Company’s common stock in exchange for the options and SARs surrendered in the Exchange Offer (2,020,295 shares in respect of former options and 1,223,395 shares in respect of former SARs). The exercise price of each new SAR granted in the Offer is $7.69, which is equal to the fair market value of the Company’s common stock on the new grant date, which was the closing price of the Company’s common stock reported by the Nasdaq Global Market on the new grant date of December 17. 2008.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ECHELON CORPORATION

/s/ OLIVER R. STANFIELD
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Date: December 19, 2008